UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 30, 2022

(Date of earliest event reported): September 29, 2022

LIVECARE, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

83-1151012

(I.R.S. Employer Identification No.)

1500 East Venice Ave, Unit #411, Venice FL 94292

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (941) 225-6699

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.001

Item 9. Other Events

LiveCare Inc. (the “Company”), due to forces beyond its control, namely category 5 Hurricane Ian, which has drastically affected its operations and those of its Naples-based accountancy firm, has been unable, without unreasonable effort or expense, to file its Semiannual Report on Form 1-SA for the fiscal semiannual period ended June 30, 2022 (the “2022 Form 1-SA”).

In accordance with SEC Chairman Gensler's directive to the staff "to carefully monitor developments as a result of Hurricanes Ian and Fiona. . . . the SEC invites inquiries from any person with obligations under the federal securities laws that may be affected by the storms” the Company is continuing its efforts to finalize its financial statements for the semiannual period ended June 30, 2022 and to complete and file the 2022 Form 1-SA within a reasonable amount of time after the date of the filing of this Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVECARE, INC.

By: /s/ Cornelius M. Rockwell

Name: Cornelius M. Rockwell

Title: Chief Executive Officer

Date: September 30, 2022